UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Renergen Limited

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Republic of South Africa

(Jurisdiction of Subject Company’s Incorporation or Organization)

ASP Isotopes Inc.
(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

ISIN  ZAE000202610

(CUSIP Number of Class of Securities (if applicable))

Stefano Marani

Chief Executive Officer

Renergen Limited

Sandton Gate, Second Floor,

25 Minerva Avenue,

Glenadrienne, Sandton,

Gauteng, 2196

South Africa

Tel:  +27 10 045 6000

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

Donald Ainscow, Esq.

Executive Vice President, General Counsel and Secretary

ASP Isotopes Inc.

601 Pennsylvania Avenue NW

South Building, Suite 900

Washington, DC 20004

Tel: +1 (202) 756-2245

May 20, 2025 (Publication of Joint Firm Intention Announcement)

Date Business Combination Commenced

This Notification on Form CB is being furnished by ASP Isotopes Inc., a Delaware corporation (the “Company” or “ASP Isotopes”), in connection with the Company’s announcement of its firm intention to acquire 100% of the ordinary shares (excluding treasury shares) of Renergen Limited (“Renergen”), a South African company listed on the exchange operated by the JSE Limited, pursuant to a scheme of arrangement under South African law pursuant to which Renergen shareholders will receive 0.09196 new ASP Isotopes shares for each Renergen share held on the record date (the “Scheme”) .

At a general meeting of Renergen shareholders held on July 10, 2025, Renergen shareholders approved the resolution relating to the approval of the Scheme (with support from 99.8% of voting Renergen shareholders). The Johannesburg Stock Exchange (“JSE") has approved the listing of ASP Isotopes on the Main Board of the JSE under the abbreviated name “ASPI”, share code “ISO” and international securities identification number US00218A1051, with effect from the commencement of trade on August 27, 2025. The implementation of the Scheme remains subject to and will only become operative upon the fulfilment or, if applicable, waiver of a number of conditions, including various regulatory approvals and third party consents, by no later than September 30, 2025, unless extended.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form CB:

Exhibit No.	Document
99.1#	Combined Circular to Renergen Shareholders in Relation to Scheme of Arrangement and Standby Offer
99.2##	Circular to Renergen Shareholders in Relation to Shareholder Ratification Resolution

# Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB (Amendment No.3) filed on June 13, 2025.

## Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB (Amendment No.2) filed on May 29, 2025.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933 has been included in the Combined Circular to Renergen Shareholders in Relation to Scheme of Arrangement and Standby Offer and the Circular to Renergen Shareholders in Relation to Shareholder Ratification Resolution.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Exhibit No.	Document
	99.3#	Joint Firm Intention Announcement dated May 20, 2025 made by ASP Isotopes Inc. and Renergen was made publicly available in accordance with the requirements of Renergen’s home jurisdiction.
99.4#

The Press Release of ASP Isotopes Inc. dated May 20, 2025 and entitled “ASP Isotopes Inc. Announces an Agreement Relating to the Potential Acquisition of Renergen Limited Expected to Create a Global Critical Materials Company” was made publicly available in the United States.

99.5

Abridged  Pre-listing Statement released by ASP Isotopes Inc. on the Stock Exchange News Service of the JSE Limited on August 8, 2025  for the purposes of complying with the JSE Listings Requirements in connection with the listing of ASP Isotopes Inc. shares of common stock on the Main Board of the Johannesburg Stock Exchange.

	99.6##	Merger Notice Form CC 4(1) and Merger Notice Form CC 4(2) were made publicly available in accordance with the requirements of Renergen’s home jurisdiction.
	99.7###	Announcement released by Renergen on the Stock Exchange News Service of the JSE Limited on May 28, 2025 regarding Distribution of Circular and Notice of General Meeting.
99.8####

Joint Announcement released by Renergen and ASP Isotopes Inc. on the Stock Exchange News Service of the JSE Limited on June 12, 2025 regarding Distribution of Circular, Notice of General Meeting and Withdrawal of Cautionary Announcement.

# Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB filed on May 21, 2025.
## Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB (Amendment No.1) filed on May 22, 2025.
### Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB (Amendment No.2) filed on May 29, 2025.
#### Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB (Amendment No.3) filed on June 13, 2025.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Not applicable.

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PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASP Isotopes Inc.

Date: August 8, 2025	By:	/s/ Donald G. Ainscow
Donald G. Ainscow
Executive Vice President, General Counsel and Secretary

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